SHAREHOLDER SERVICE PROVIDER AGREEMENT
CNI CHARTER FUNDS

City National Bank (the "CNB") is the shareholder servicing agent for CNI Charter Funds (the "Trust"), an open-end investment company registered under the Investment Company Act of 1940, as amended, and currently consisting of a number of separately managed portfolios (the "Funds").  Pursuant to a Shareholder Services Agreement between the Trust and CNB (the “Amended and Restated Shareholder Services Agreement”), CNB is authorized to retain RIM Securities, LLC, a Delaware limited liability company (the "Service Provider"), to provide the shareholder services described in Section 1 to clients of the Service Provider (the "Clients") who from time to time beneficially own shares (the "Shares") of any Fund.  The Service Provider is willing to provide such services in accordance with the terms and conditions of this Agreement.

Section 1.  The Service Provider agrees to provide one or more of the following shareholder services to Clients who from time to time beneficially own Shares:

(a)	responding to Client inquiries;

(b)	processing purchases and redemptions of Shares, including reinvestment of dividends;

(c)	assisting Clients in changing dividend options, account designations and addresses;

(d)        transmitting proxy statements, annual reports, prospectuses, and other correspondence from the Funds to Clients (including, upon request, copies, but not originals, of regular correspondence, confirmations, or regular statements of account) where such shareholders hold shares of the Funds registered in the name of the Service Provider or its nominees; and

(e)        providing such other information and assistance to Clients as may be reasonably requested by such shareholders.

The Service Provider is under no obligation to, and shall not, provide pursuant to this Agreement any services with respect to the sale or distribution of shares of the Funds.

Section 2.  The Service Provider will provide all office space and equipment, telephone facilities and personnel (which may be part of the space, equipment and facilities currently used in the Service Provider's business, or any personnel employed by the Service Provider) as may be reasonably necessary or beneficial in order to provide the aforementioned services and assistance to Clients.

Section 3.  Neither the Service Provider nor any of its officers, employees, or agents are authorized to make any representations concerning the Trust, the Funds or the Shares except those contained in the Funds’ then-current prospectuses or Statements of Additional Information for the Shares, copies of which will be supplied to the Service Provider, or in such supplemental literature or advertising as may be authorized in writing.

Section 4.  For purposes of this Agreement, the Service Provider will be deemed to be an independent contractor, and will have no authority to act as agent for CNB or the Trust in any matter or in any respect.  By its written acceptance of this Agreement, the Service Provider agrees to and does release, indemnify, and hold CNB and the Trust harmless from and against any and all direct or indirect liabilities or losses resulting from requests, directions, actions, or inactions of or by the Service Provider or its officers, employees, or agents regarding the Service Provider's responsibilities hereunder or the purchase, redemption, transfer, or registration of Shares (or orders relating to the same) by or on behalf of Clients.  The Service Provider and its officers and employees will, upon request, be available during normal business hours to consult with representatives of CNB or the Fund or their designees concerning the performance of the Service Provider's responsibilities under this Agreement.

Section 5.  In consideration of the services and facilities provided by the Service Provider hereunder, CNB will pay to the Service Provider, and the Service Provider will accept as full payment therefor, a fee, at an annual rate of .25% (twenty-five basis points) of the average daily net asset value of Shares of each Fund owned by all Clients of the Service Provider with whom the Service Provider has a servicing relationship (the "Clients' Shares"), which fee will be computed and paid in accordance with the Amended and Restated Shareholder Services Agreement, as the same may be amended from time to time. You acknowledge any compensation to be paid to you by CNB shall be paid from the fees collected and retained by CNB under the Amended and Restated Shareholder Services Agreement, and that to the extent CNB waives any such fees the amounts payable to you hereunder will also be reduced.

Section 6.  The Trust or CNB may enter into other similar servicing agreements with any other person or persons without notice to the Service Provider or the Service Provider's consent.

Section 7.  By its written acceptance of this Agreement, the Service Provider represents, warrants, and agrees that: (i) the Service Provider will disclose to its Clients the compensation payable to it in connection with the investment of such Clients' assets in Shares, such compensation will be authorized by its Clients, and such compensation will not be excessive; (ii) the services provided by the Service Provider under this Agreement will in no event be primarily intended to result in the sale of Shares; and (iii) if an issue pertaining to this Agreement is submitted for shareholder approval, the Service Provider will vote any Shares held for its own account in the same proportion as the vote of those Shares held for its Clients' accounts.

Section 8.  This Agreement will become effective on the date a fully executed copy of this Agreement is received by CNB or its designee and shall continue until terminated by either party.  This Agreement is terminable with respect to the Shares of any Fund, without penalty, at any time by CNB or by the Service Provider upon written notice to CNB.

Section 9.  All notices and other communications to either CNB or to the Service Provider will be duly given if mailed, telegraphed, telefaxed, or transmitted by similar communications device to the appropriate address stated herein, or to such other address, as either party shall so provide the other.

Section 10.  We may modify this agreement at any time by written notice to you.  The first order placed by you subsequent to the giving of such notice shall be deemed as your acceptance of such modification.

Section 11.  This Agreement will be construed in accordance with the laws of the State of California and may not be "assigned" by either party hereto as that term is defined in the Investment Company Act of 1940.

By their signatures, CNB and the Service Provider agree to the terms of this Agreement.

CITY NATIONAL BANK

By:	Date:

Title:

RIM SECURITIES, LLC
(Service Provider)

By:	Date:

Title:

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